INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2017

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)		March 31,	December 31,
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
ASSETS
Current
Cash and cash equivalents		51	141
Accounts receivable		579	672
Prepaids and deposits		26	19
Current Assets		656	832
Non-current
Deposits		247	246
Exploration and evaluation assets	3	462	970
Property and equipment	4	18,653	19,212
Total Assets		20,018	21,260

LIABILITIES
Current
Accounts payable and accrued liabilities		2,215	2,165
Loans from related parties	6	2,522	2,363
Derivative liability	6	110	153
Financial contract liability	8	7,158	7,226
Current Liabilities		12,005	11,907
Non-current
Loans from related parties	6	4,141	4,031
Decommissioning liability	7	4,020	3,776
Total Liabilities		20,166	19,714
SHAREHOLDERS' EQUITY
Share capital	9	98,111	98,111
Contributed surplus		10,631	10,626
Deficit		(112,186)	(110,636)
Accumulated other comprehensive income		3,296	3,445
Total Shareholders' Equity		(148)	1,546
Total Liabilities and Shareholders' Equity		20,018	21,260

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHEHSIVE LOSS

(Unaudited)		Three months ended March 31
(thousands of Canadian dollars, except per share amounts)	Notes	2017	2016
		$	$
REVENUES
Gross revenues		929	1,663
Royalties		(102)	(296)
Total Revenues, net of royalties	13	827	1,367

EXPENSES
Operating and transportation		615	1,156
Amortization, depletion and impairment losses	5	1,178	1,248
General and administrative		408	442
Financing expenses		284	501
Stock based compensation		5	1
Foreign exchange (gain) loss		(70)	(470)
Change in fair value of warrant liability		-	7
Change in fair value of derivative liability	6	(43)	48
(Gain) loss on financial contract liability	8	-	84
Total Expenses		2,377	3,017

Loss before other items		(1,550)	(1,650)
Other income		-	51

Loss for the period		(1,550)	(1,599)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(149)	(1,089)

Comprehensive loss		(1,699)	(2,688)

Loss per common share - basic and diluted	11	(0.03)	(0.04)

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2017	44,808,286	98,111	10,626	(110,636)	3,445	1,546

Stock-based compensation	-	-	5	-	-	5

Loss	-	-	-	(1,550)	-	(1,550)

Foreign currency translation adjustment	-	-	-	-	(149)	(149)

Balance as at March 31, 2017	44,808,286	98,111	10,631	(112,186)	3,296	(148)

Balance as at January 1, 2016	36,509,953	97,162	10,438	(105,150)	4,118	6,568

Stock-based compensation	-	-	1	-	-	1

Loss	-	-	-	(1,599)	-	(1,599)

Foreign currency translation adjustment	-	-	-	-	(1,089)	(1,089)

Balance as at March 31, 2016	36,509,953	97,162	10,439	(106,749)	3,029	3,881

* Accumulated other comprehensive income (loss)

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(1,550)	(1,599)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		1,178	1,248
Stock based compensation		5	1
Non-cash financing expenses		133	344
Non-cash foreign exchange on financial contract liability	8	(68)	(456)
Change in fair value of warrant liability		-	7
Change in fair value of derivative liability		(43)	48
Loss on financial contract liability		-	84
Cash flows from (used in) operations		(345)	(323)
Changes in operating working capital	11	186	593
Total Cash Flows from (used in) Operating Activities		(159)	270
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		-	3
E&E expenditures		(1)	(3)
Additions to property and equipment	4	(30)	(248)
Changes in investing working capital	11	(42)	174
Total Cash Flows used in Investing Activities		(73)	(74)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		-	(148)
Advance of loans from related parties	6	150	50
Changes in financing working capital	11	(8)	-
Total Cash Flows from (used in) Financing Activities		142	(98)

CHANGE IN CASH AND CASH EQUIVALENTS		(90)	98
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		141	38

CASH AND CASH EQUIVALENTS, END OF PERIOD		51	136

Supplemental cash flow information - Note 11

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Audit Committee on May 8, 2017.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

The interim condensed consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2016. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016.

(b) Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $11.3 million. The Company also has an accumulated deficit of $112.2 million. Excluding the non-cash derivative liability of $0.1 million, the adjusted working capital deficiency was $11.2 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million (note 8).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2016	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	13	-	13
Disposals		(772)	(772)
Foreign currency translation and other	-	(768)	(768)
Balance at December 31, 2016	296	17,442	17,738
Additions	-	1	1
Change in decommissioning provision	62	-	62
Disposals	-	-	-
Foreign currency translation and other	-	(164)	(164)
Balance at March 31, 2017	358	17,279	17,637

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2016	-	(16,041)	(16,041)
Impairment losses	-	(1,790)	(1,790)
Disposals	-	513	513
Foreign currency translation and other	-	550	550
Balance at December 31, 2016	-	(16,768)	(16,768)
Impairment losses (Note 5)	-	(562)	(562)
Disposals	-	-	-
Foreign currency translation and other	-	155	155
Balance at March 31, 2017	-	(17,175)	(17,175)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2016	296	674	970
At March 31, 2017	358	104	462

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

For U.S. E&E assets, the impairment is $562,000 and $535,000 for the three months ended March 31, 2017 and March 31, 2016, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at March 31, 2017.

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	33,376	16,653	179	50,208
Additions	300	225	3	528
Change in decommissioning provision	(48)	(4)	-	(52)
Foreign currency translation and other	-	(502)	-	(502)
Balance at December 31, 2016	33,628	16,372	182	50,182
Additions	25	5	-	30
Change in decommissioning provision	172	1	-	173
Foreign currency translation and other	-	(163)	-	(163)
Balance at March 31, 2017	33,825	16,215	182	50,222

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2016	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion	(1,248)	(380)	(5)	(1,633)
Impairment losses	(1,070)	-	-	(1,070)
Foreign currency translation and other	-	41	1	42
Balance at December 31, 2016	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion (Note 5)	(187)	(58)	(1)	(246)
Impairment losses (Note 5)	(370)	-	-	(370)
Foreign currency translation and other	-	16	1	17
Balance at March 31, 2017	(29,649)	(1,756)	(164)	(31,569)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2016	4,536	14,658	18	19,212
At March 31, 2017	4,176	14,459	18	18,653

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

During the three months ended March 31, 2017, the Company capitalized $Nil (March 31, 2016 – $65,000) of general and administrative costs related to its Canadian oil and gas interests.

During the three months ended March 31, 2017, the Company capitalized $7,000 (March 31, 2016 – $8,000) of general and administrative costs related to its US oil and gas interests.

For Canadian oil and gas properties, the impairment is $370,000 and $130,000 for the three months ended March 31, 2017 and 2016, respectively. The Company recorded an impairment of 370,000 (March 31, 2016 - $Nil) on its oil and gas properties in British Columbia, Canada and $Nil (March 31, 2016 – $130,000) on one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. A 1% change in the discount rate would have created additional impairment charge of $240,000. The Company determined that there were no indicators of impairment for its U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at March 31, 2017.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
	2017	2016
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	562	535

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	246	583
Impairment losses (Note 4)	370	130
	1,178	1,248

NOTE 6 – LOANS FROM RELATED PARTIES

(a) Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 for a period of 12 months.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 6(b)).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(a) Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2017, the Company recorded an unrealized gain on the derivative liability of $30,000 (three months ended March 31, 2016 – unrealized loss of $33,000). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	March 31, 2017	2016
Exercise price	$0.45	$0.45
Share price	$0.08	$0.10
Expected volatility	99%	88%
Expected life	1.63 years	1.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.75%	0.76%

As at March 31, 2017, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance at December 31, 2015	3,464	849
Accretion expense	715	-
Cash interest	(347)	-
Change in fair value	-	(743)
Balance at December 31, 2016	3,832	106
Accretion expense	156	-
Cash interest	(85)	-
Change in fair value	-	(30)
Balance at March 31, 2017	3,903	76
Current portion	(991)	(76)
Non-current portion	2,912	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(b) Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 6(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $609,000 for a period of 12 months.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 6(a)).

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2017, the Company recorded an unrealized gain on the derivative liability of $13,000 (three months ended March 31, 2016 – unrealized loss of $15,000). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	March 31, 2017	2016
Exercise price	$0.45	$0.45
Share price	$0.08	$0.10
Expected volatility	99%	88%
Expected life	1.63 years	1.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.75%	0.76%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(b) Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As at March 31, 2017, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance at December 31, 2015	1,262	377
Accretion expense	404	-
Cash interest	(154)	-
Change in fair value	-	(330)
Balance at December 31, 2016	1,512	47
Accretion expense	86	-
Cash interest	(38)	-
Change in fair value	-	(13)
Balance at March 31, 2017	1,560	34
Current portion	(331)	(34)
Non-current portion	1,229	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

(c) Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016 and June 2, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was further extended to June 30, 2017. The maximum loan amount available at March 31, 2017 was $1,500,000 (December 31, 2016 - $1,500,000). During the three months ended March 31, 2017, $150,000 was borrowed (2016 - $50,000) and $Nil was repaid (2016 - $Nil) leaving a balance outstanding of $1,200,000 at March 31, 2017 (December 31, 2016 - $1,050,000).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2016	3,679	146	3,825
Change in estimated future cash flows	(36)	(4)	(40)
Actual costs incurred and other	(53)	(5)	(58)
Unwinding of discount	46	3	49
Balance at December 31, 2016	3,636	140	3,776
Change in estimated future cash flows	235	2	237
Actual costs incurred and other	(1)	(6)	(7)
Unwinding of discount	13	1	14
Balance at March 31, 2017	3,883	137	4,020

(1) relates to property and equipment (note 3)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at March 31, 2017:
Discount rate	1.51%	2.28%
Inflation rate	2.00%	2.00%

As at December 31, 2016:
Discount rate	1.60%	2.34%
Inflation rate	2.00%	2.00%

NOTE 8 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – FINANCIAL CONTRACT LIABILITY (continued)

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at March 31, 2017 ($7,775,000), net of the present value of the residual reserves ($617,000), or $7,158,000, as follows:

$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(68)
Balance at March 31, 2017 (US$5,382)	7,158

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Fund’s 77.71% working interest in the 4 wellbores in accordance with the provisions of the “put” option contract described above. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. The Company is assessing as to whether such assignment and subsequent mortgaging of working interests by the entity disentitled the Drilling Fund from exercising the “put” option which underlies the entire financial contract, and the related liability as set out in these consolidated financial statements, and whether, as a result thereof, the “put” contract option exercise was null and void as at September 30, 2016.

NOTE 9 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2016	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at December 31, 2016 and March 31, 2017	3,400,000	0.16

Details of the stock options as at March 31, 2017 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	4.18	3,150,000	0.16	4.18

During the three months ended March 31, 2017 and 2016, the Company did not grant any stock options.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2016, December 31, 2016 and March 31, 2017	15,719,540	0.85

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants

Details of the share purchase warrants as at March 31, 2017 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	3.68	13,000,000	0.45	3.68
$2.00 US	2,719,540	2.66	0.18	2,719,540	2.66	0.18
	15,719,540	0.83	3.07	15,719,540	0.83	3.07

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 11 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Three months ended March 31
	2017	2016
	$	$
Changes in working capital:
Accounts receivable	93	694
Prepaids and deposits	(7)	18
Accounts payable and accrued liabilities	50	55
	136	767

Comprised of:
Operating activities	186	593
Investing activities	(42)	174
Financing activities	(8)	-
	136	767

Other cash flow information:
Cash paid for interest	87	157

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended March 31,
	2017	2016
Weighted average common shares outstanding
Basic	44,808,286	36,509,953
Diluted	44,808,286	36,509,953

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2017 and 2016 and in addition to the loans from related parties (note 6), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $118,000 (2016 - $119,000) and non-cash stock-based compensation of $Nil (2016 - $Nil). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at March 31, 2017 is $340,000 (December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $87,000 (2016 - $156,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 6).

NOTE 13 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2017	2016	2017	2016	2017	2016
	$	$	$	$	$	$
Three months ended March 31
Revenues, net of royalties	646	1,039	181	328	827	1,367
Segmented loss	(1,012)	(1,166)	(538)	(433)	(1,550)	(1,599)
Amortization, depletion and impairment losses	558	561	620	687	1,178	1,248
Interest expense	270	336	-	152	270	488
Capital expenditures	25	246	6	5	31	251

NOTE 14 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – SUBSEQUENT EVENT

On April 26, 2017, the Company disseminated its “Management Information Circular” (“Circular”) to shareholders containing details of the Company’s “Annual General and Special Meeting” (“AGSM”) scheduled for June 2, 2017.

In addition to statutory matters to be voted upon, disinterested shareholders will be requested to approve the following at the AGSM:

(a)

A non-brokered private placement of up to 58,333,333 common shares of the Company at $0.06 per share to repay outstanding loans to insiders and non-insiders, for payment of deferred salaries to insiders, for payment of historical trade accounts payable and for general working capital, and

(b)	A restructuring of the ”Loans from related parties” with the following general terms and conditions:

(i)	Cash principal amount - $6,500,000;
(ii)	Term – 5 years;
(iii)	Interest at Canadian bank prime +1%;
(iv)	Security – unchanged, and
(v)	Convertible at any time at $0.077 per share for a total of up to 84,415,584 shares.